Form of Proxy - Annual and Special Meeting to be held on March 9, 2006
CONTROL NUMBER

Notes to Proxy

  This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
  If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.
  Some shareholders may own shares as both a registered shareholder and as a beneficial shareholder, in which case, you may receive more than one Proxy Circular and will need to vote separately as a registered shareholder and as a beneficial shareholder. Beneficial shareholders may be forwarded either a proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own. Beneficial shareholders should follow instructions for voting conveyed to them by their intermediaries.
  If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.

All shareholders should refer to the accompanying Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY, 7 DAYS A WEEK
TO VOTE BY MAIL	To Vote BY Telephone (Only Available Within Canada and U.S.)

  Complete, sign and return this form in the envelope provided to the Company's transfer agent and registrar, CIBC Mellon Trust Company.
  Proxy instructions must be received by 4:00 p.m. (EDT), March 7, 2006.
  If this proxy is not dated, it will be deemed to be dated on the date upon which it was mailed to the Company.
Using a touch-tone phone, call toll free 1-866-271-1207 (English and French) and follow the voice instructions. Proxy instructions must be received by 4:00 p.m. (EDT), March 7, 2006.
TO VOTE BY INTERNET
Go to the following website: www.eproxyvoting.com/mds and follow instructions on the website. Proxy instructions must be received by 4:00 p.m. (EDT), March 7, 2006.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed on the top left corner.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 4:00 p.m. (EDT) on March 7, 2006.

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This Form of Proxy is solicited by and on behalf of Management

Appointment of Proxyholder
The undersigned shareholder of MDS Inc. hereby appoints: James A. Garner, Chief Financial Officer or, failing him, Peter E. Brent, Senior Vice-President, Legal and Corporate Secretary	OR	Print the name of the person you are appointing if this person is someone other than the individuals listed	>>	_____________________________________

as proxy of the undersigned, to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual Special Meeting of the Shareholders of MDS Inc. to be held in Toronto, Ontario, Canada on Thursday, March 9, 2006 (the "Meeting"), and at any and all adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present. Without limiting the general powers and authority hereby conferred on the proxy, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as follows:

Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in this form of proxy. Such right may be exercised by striking out the printed names and by inserting in the space provided the name of the person or company to be appointed.

The directors and management recommend shareholders vote FOR items 1, 2 and 3 below.
  Election of Directors
			For	Withhold				For	Withhold

1.	P. S. Anderson	>>	[ ]	[ ]	7.	J. T. Mayberry	>>	[ ]	[ ]

2.	C. T. Caskey	>>	[ ]	[ ]	8.	R. H. McCoy	>>	[ ]	[ ]

3.	S. P. DeFalco	>>	[ ]	[ ]	9.	M. A. Mogford	>>	[ ]	[ ]

4.	W. A. Etherington	>>	[ ]	[ ]	10.	K. M. O'Neill	>>	[ ]	[ ]

5.	R. W. Luba	>>	[ ]	[ ]	11.	N. M. Sims	>>	[ ]	[ ]

6.	J. S. A. MacDonald	>>	[ ]	[ ]

  Appointment of Auditors
		For	Withhold
Appointment of Ernst & Young LLP as Auditors and authorize the directors to fix their remuneration	>>	[ ]	[ ]

  Amended and Restated Shareholder Rights Plan
		For	Against
Approval, ratification and confirmation of the Company's amended and restated shareholder rights plan	>>	[ ]	[ ]

This proxy confers discretionary authority for the above-named persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this proxy and any other matter which may properly come before the Meeting.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the matters identified above.

Signature(s)	Date
________________________________	______________________

Shareholder Documents

To receive the Company's Interim Reports by mail in 2006, please complete and return the enclosed card to CIBC Mellon Trust Company.

OR

To receive shareholder documents by the Internet, including quarterly reports, complete and return the enclosed white consent form to CIBC Mellon Trust Company.